UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

MTR GAMING GROUP, INC.

(Name of Issuer)

Common Stock, par value of $.00001

(Title of Class of Securities)

553769100

(CUSIP Number)

Stephen R. Roark

Jacobs Entertainment, Inc.

17301 West Colfax Avenue, Suite 250

Golden, Colorado 80401

303.215.5201

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 6, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553769100
(1)	Names of reporting persons Jeffrey P. Jacobs
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,066,233
	(8)	Shared voting power -0- (See Item 5)
	(9)	Sole dispositive power 5,066,233
	(10)	Shared dispositive power -0- (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 5,066,233
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 18.4%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 553769100
(1)	Names of reporting persons The Jeffrey P. Jacobs Revocable Trust dated July 10, 2000
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 2,763,699
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 10.1%
(14)	Type of reporting person (see instructions) 00(1)

(1)	The Reporting Person is a revocable trust.

CUSIP No. 553769100
(1)	Names of reporting persons Jacobs Entertainment, Inc., #34-1959351
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC; BK
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 813,618
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 3.0%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 553769100
(1)	Names of reporting persons Gameco Holdings, Inc., #34-1962581
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 1,213,936
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 4.4%
(14)	Type of reporting person (see instructions) CO

Purpose of Amendment

The purpose of this amendment is to expand the Reporting Persons disclosures under Item 4. Other information regarding the Reporting Persons and their purchases of the Issuer’s common stock remain true and correct and can be found in the initial Schedule 13D filed by the Reporting Persons on November 9, 2006 (the “Initial Filing”) as amended by Amendments 1 through 9 thereto incorporated herein by this reference.

Item 4.	Purpose of Transaction.

As previously reported in the Initial Filing and amendments thereto, the Reporting Persons acquired shares of the Issuer because they believed the shares presented an attractive investment opportunity to achieve capital appreciation.

The Reporting Persons continuously analyze the operations, capital structure, and markets of companies in which they invest, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. As a result of these activities, the Reporting Person(s) may participate in interviews or hold discussions with third parties or with management of the Issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value.

The recent resignations of the Issuer’s Chief Executive Officer and its Chief Financial Officer have caused the Reporting Persons serious concern. The Reporting Persons have offered to the Issuer’s board of directors (“Board”) the services of Jacobs Entertainment, Inc. personnel to manage the Issuer and further offered to assist the Board with filling the vacant senior executive positions by suggesting qualified candidates. As the Issuer’s largest shareholder, the Reporting Persons intend to continue to monitor the Board’s actions and efforts to increase shareholder value.

The Reporting Persons may also wish to discuss with Issuer’s management, Board, shareholders or third parties the potential for mutually beneficial relationships between Jacobs Entertainment, Inc. and the Issuer. Such discussions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or causing it to acquire another company or business; changing its operating or marketing strategies; waiving, adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing its dividend and compensation policies; entering into agreements with third parties relating to business combinations or acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer, issuance of options to management, or their employment by the Issuer. The Reporting Persons have engaged an investment bank to advise the Reporting Persons with respect to their investment in the Issuer or a potential transaction with the Issuer.

Subject to and depending upon the availability of prices deemed favorable by the Reporting Persons, they may choose to purchase additional shares of the Issuer from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions or other factors, the Reporting Persons may determine to dispose of shares of the Issuer currently held by the Reporting Persons in the open market, in privately negotiated transactions with third parties, or otherwise. Although the Reporting Persons are analyzing and developing potential plans relating to the Issuer or its shareholders, except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each certifies that the information in this statement is true, complete and correct.

Dated: October 6, 2010	Jeffrey P. Jacobs
Jacobs Entertainment, Inc.
The Jeffrey P. Jacobs Revocable Trust
Gameco Holdings, Inc.

	By:	/s/ Stephen R. Roark
Stephen R. Roark
Pursuant to Power of Attorney in Initial Filing